Exhibit 99.46

Franco-Nevada	Press Release

Franco-Nevada Finishes 2009 With Record Quarterly Results

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

This press release contains forward-looking statements. Reference should be made to the

“Cautionary Statement on Forward-looking Information” at the end of this press release.

Highlights (US$)

•                  Royalty Revenue(1)  for the fourth quarter of 2009 was a record high at $44.3 million.  Royalty Revenue for the full year was $142.8 million.

•                  The contribution from precious metals was a record high at 80% in the fourth quarter and 78% for the year.  Gold Royalty Revenue in particular has grown 47% over the same quarter in 2008.  Gold Royalty Revenue for the year was $100.5 million, an increase of 42% over 2008.

•                  Free Cash Flow(2) for the fourth quarter was $39.0 million ($0.35 per share) representing a margin of 88% of Royalty Revenue.   For the year, Free Cash Flow was $124.3 million ($1.16 per share) representing an 87% margin.

•                  Net income including fair market value changes for the quarter was $39.7 million ($0.36 per share) and for the year was $80.9 million ($0.76 per share).

•                  Adjusted Net Income(3) for the quarter was $22.8 million ($0.20 per share) and for the full year was $32.0 million (or $0.30 per share).

•                  At December 31, 2009, working capital was $530.7 million with no debt or hedges with an additional $75.5 million in marketable securities and an undrawn $175 million revolving credit facility available.

TORONTO, March 25, 2010 - Franco-Nevada Corporation (TSX: FNV) today reported its financial results for the three months and year ended December 31, 2009. The complete Financial Statements, Management’s Discussion and Analysis and Annual Information Form (“AIF”) which includes the statement of reserves data and other oil and gas information as required under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com.

Selected Quarterly and Annual Financial Information:

(Thousands of US dollars, except per share amounts)

	Q4 2009	Q4 2008	Full Year 2009	Full Year 2008
Royalty Revenue(1)	$44,291	$42,303	$142,804	$150,592
Total Revenue(4)	80,443	42,483	199,728	151,041
Net Income	39,650	15,377	80,879	40,347
Basic Earnings per Share	$0.36	$0.15	$0.76	$0.41

Free Cash Flow(2)	$39,024	$37,664	$124,308	$131,723
Free Cash Flow(2)per share	0.35	0.38	1.16	1.34
Adjusted Net Income(3)	22,828	23,071	31,984	47,268
Adjusted Net Income per share(3)	$0.20	$0.23	$0.30	$0.48

Working Capital			$530,700	$239,055
Total Assets			2,020,891	1,503,786
Total Shareholders’ Equity			$1,930,268	$1,433,599

(1)          Royalty Revenue is defined by the Company as cash received or receivable from operating royalty assets earned during the period.

(2)          Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests.

(3)          Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties, working interests and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains; and the impact of taxes on all these items.

(4)          Includes changes in fair value of derivative assets

Revenues

Key aspects of the Company’s revenue for the fourth quarter and fiscal year are as follows:

•                  Royalty Revenue was $44.3 million in the fourth quarter of 2009 and $142.8 million for the year ended December 31, 2009, compared with $42.3 million and $150.6 million for the three months and year ended December 31, 2008.

•                  Record Gold Royalty Revenue of $32.3 million and $100.5 million for the fourth quarter and year ended December 31, 2009, respectively, an increase of 47% and 42% over the comparable periods of 2008.

•                  Royalty Revenue from gold assets was considerably stronger in the fourth quarter and year ended December 31, 2009 due to the acquisitions of the Palmarejo Gold Stream and Gold Quarry royalty acquired in January 2009 and December 2008, respectively, and a stronger average gold price throughout 2009.

•                  Royalty Revenue from precious metal assets comprised 78% of Royalty Revenue (70% gold and 8% PGMs) during 2009, compared with 56% in 2008 (47% gold and 9% PGMs).

•                  94% of 2009 Royalty Revenue came from North America (58% US, 21% Canada and 15% Mexico).

•                  The Company recorded fair value gains of $36.1 million and $56.2 million for the fourth quarter and year ended December 31, 2009, respectively, associated with both the Palmarejo Gold Royalty Stream and another small royalty interest accounted for as derivative instruments due to an increase in forward gold prices. It is anticipated that fluctuations in the fair value of the minimum royalty associated with these royalty interests are expected to be a recurring item on the Company’s statement of operations. These fair value gains are excluded from Royalty Revenue.

Costs, Expenses, Taxes and Capital

An advantage of Franco-Nevada’s royalty portfolio is that it requires relatively limited capital and incurs only minor direct operating costs.  Costs of operations were $6.6 million for the year ended December 31, 2009, a decrease of 18%, which was driven by lower oil and gas production taxes and lower operating costs on working interests. General and administrative costs for the year were $10.4 million compared with $9.8 million for the prior year reflecting higher consulting fees for tax, audit and other professional services, salaries and capital taxes. Business development costs were $2.2 million which included expenses incurred in connection with a takeover bid.

Net Income

Net income for 2009 was $80.9 million, or $0.76 per share, which included fair value gains of $56.2 million on the Company’s royalty interests classified as derivative assets. Net income for the fourth quarter was $39.7 million, or $0.36 per share, which included fair value gains of $36.1 million.  During the year the Company paid $28.2 million in dividends.

Adjusted Net Income(3) for the fourth quarter was $22.8 million, or $0.20 per share and $32.0 million, or $0.30 per share, for the year ended December 31, 2009.

The Company believes the best measures of its business and performance are Royalty Revenue and Free Cash Flow. Free Cash Flow was $39.0 million ($0.35 per share) for the fourth quarter, representing a margin of 88% of Royalty Revenue, and $124.3 million ($1.16 per share) for fiscal 2009, representing a margin of 87%.

Our definitions of these non-GAAP financial measures and the reconciliations to GAAP measures can be found in the Company’s Annual Management Discussion and Analysis.

Balance Sheet and Capital Structure

At December 31, 2009, Franco-Nevada had a very strong financial position with no debt or hedges, working capital of $530.7 million, and marketable securities valued at $75.5 million. In addition, the Company currently has an undrawn $175 million revolving term credit facility available. The marketable securities are held in highly liquid investments.

As at March 25, 2010, Franco-Nevada has 113.86 million common shares, 11.50 million warrants, 2.67 million options and 0.45 million other instruments outstanding.

Recent Highlights

•                  Palmarejo — Franco-Nevada realized $18.8 million in cash receipts from Palmarejo in 2009 and anticipates a significant increase for 2010 as the Company will receive a full-year of royalty payments in 2010 compared with only seven months in 2009. In addition, Coeur has announced on-going development of the underground at Palmarejo and production guidance for 2010 of approximately 109,000 ounces of gold. Franco-Nevada has a 50% gold royalty stream interest on Palmarejo.

•                  Gold Quarry — Franco-Nevada received Royalty Revenues of $13.8 million from the Gold Quarry operation in 2009. Newmont reported a pit wall failure at Gold Quarry near the end of 2009 with some expected delays in production, however due to minimum annual royalty payments associated with the royalty, Franco expects revenues from Gold Quarry for 2010 to be paid based on between 11,200 and 14,400 ounces of gold.

•                  Goldstrike — 2009 Royalty Revenue from the Goldstrike NSR increased over 2008 levels due largely to higher average gold prices. The NPI royalty was lower in 2009 than 2008 due to production moving off ground covered by the Company’s NPI royalties. In addition, Barrick announced that waste stripping activities continued through the fourth quarter of 2009 and expects waste stripping to continue through mid 2010.

•                  Holloway-Hislop — St Andrew Goldfields restarted the Holloway mine in late 2009 on which Franco-Nevada has a sliding scale NSR royalty. In addition, Franco-Nevada acquired a 4% NSR royalty on the nearby Hislop deposit in 2009 and St Andrew expects to supplement Holloway production with Hislop ore in early 2010.

•                  Tasiast — In March 2010, Red Back announced a 64% increase in proven and probable reserves at Tasiast to approximately 5.0 million ounces of gold. In addition, Red Back announced an on-going exploration program with a $22 million budget anticipated to be spent in the first half of 2010. Franco-Nevada’s 2% NSR royalty on Tasiast will begin after 600,000 oz of gold has been produced from the property which is expected to become payable in late 2010 or early 2011.

•                  Detour Lake — Detour Gold announced a positive pre-feasibility study in September 2009, outlining an annual average production rate of 560,000 oz of gold. The feasibility study is expected in the first half of 2010 with production targeted for the end of 2012. In October, Detour Gold announced a C$250 million equity financing to help advance the project. Franco-Nevada holds a 2% NSR interest on Detour Lake.

•                  Subika/Ahafo — In November 2009, Franco-Nevada acquired a 2% NSR on a portion of Newmont Mining Corporation’s Ahafo property in Ghana which is expected to become payable in 2012. Newmont recently announced that a potential expansion of the Subika operation is being evaluated through the deepening of the existing open pit and through the possible development of a new underground mine.

•                  Oil and Gas — Proved and probable reserves increased by 3% to 8,589,000 barrels of oil equivalent as at December 31, 2009 compared to the prior year.  Consequently, the reserve life index for the oil and gas assets remains above 11 years.

Corporate

On March 12, 2010, the Company announced the appointment of Mr. Sandip Rana to Chief Financial Officer effective April 2010.  Mr. Rana is currently Vice President Corporate Finance at Four Seasons Hotels Limited and previously held various financial roles with the original Franco-Nevada until 2002.  Mr. Alex Morrison has resigned effective March 31, 2010 due to personal reasons but will continue to provide transitional support and bring certain projects to completion.  We want to extend our sincere thanks and appreciation to Alex for his invaluable contributions since the launch of Franco-Nevada and wish him much success in his future endeavours.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com. Management is scheduled to host a conference call at 10:00am Toronto time on March 26th, 2010 to review the results. Analysts and interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 888-231-8191; Conference call title: Franco-Nevada Corporation Fiscal 2009 Financial Results;

•                  Conference Call Replay: A recording will be available until April 2, 2010 at the following numbers:

•                  Local: 416-849-0833; Toll-Free: 800-642-1687; Pass code: 59483656;

•                  Website: A live audio webcast of the conference call will be accessible on Franco-Nevada’s website at www.franco-nevada.com along with a presentation to accompany the call.

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil & gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Press Release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); fluctuations in the value of any currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; operating or technical difficulties on any of the properties; risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this Press Release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual MD&A. The forward-looking statements herein are made as of the date of this Press Release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Royalty Revenue, Free Cash-Flow, EBITDA and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.  Other companies may calculate these measures differently. For a reconciliation of these measures to various GAAP measures, please see the Company’s current annual MD&A disclosure found on the Company’s website and on SEDAR.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Alex Morrison
President & CEO	Chief Financial Officer
416-306-6300	720-622-8603